UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year ended December 31, 2009
or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission file number 1-11588
Saga Communications, Inc. Employees’ 401(k) Savings and Investment Plan

(Full title of plan)
SAGA COMMUNICATIONS, INC.
73 Kercheval Avenue
Grosse Pointe Farms, Michigan 48236

(Name of Issuer of Securities Held Pursuant to Plan and Address of its Principal Executive Office)

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Table of Contents
Financial Statements and Supplemental Schedule
Years ended December 31, 2009 and 2008

Page
Report of Independent Registered Public Accounting Firm	3

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits — December 31, 2009 and 2008	4
Statements of Changes in Net Assets Available for Benefits — Years ended December 31, 2009 and 2008	5
Notes to Financial Statements	6

SUPPLEMENTAL SCHEDULE:
Schedule H line 4(i) — Schedule of Assets (Held At End of Year)	14

Other Information:
Signatures	15

Report of Independent Registered Public Accounting Firm
Plan Administrator
Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
We have audited the accompanying statements of net assets available for benefits of the Saga Communications, Inc. Employees’ 401(k) Savings and Investment Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Detroit, MI
June 29, 2010

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Statements of Net Assets Available for Benefits

	December 31,
	2009	2008

Assets
Investments, at fair value:
Pooled separate accounts	$14,097,422	$10,716,767
Guaranteed income fund	3,924,232	3,227,811
Saga common stock fund	1,362,700	341,548
Participant loans	264,730	274,599

	19,649,084	14,560,725

Employer contributions receivable	—	189,841

Liabilities
Corrective distributions payable	13,656	—

Net assets available for benefits	$19,635,428	$14,750,566

See accompanying notes.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits

	Years ended December 31,
	2009	2008

Investment income (loss)
Interest and dividends	$143,378	$138,546
Net realized and unrealized appreciation (depreciation) in fair value of investments:
Pooled separate accounts	3,203,669	(6,090,900)
Saga common stock fund	884,241	(866,284)

Total investment income (loss)	4,231,288	(6,818,638)

Contributions
Participant contributions	1,817,670	2,070,556
Employer contributions	—	189,841

Total contributions	1,817,670	2,260,397

Deductions
Benefit payments	1,150,440	1,219,622
Corrective distributions	13,656	—

Total distributions	1,164,096	1,219,622

Net increase (decrease)	4,884,862	(5,777,863)
Net assets available for benefits:
Beginning of year	14,750,566	20,528,429

End of year	$19,635,428	$14,750,566

See accompanying notes.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Notes to Financial Statements
Years ended December 31, 2009 and 2008
1. Description of Plan
The following description of Saga Communications, Inc. (the “Company”) Employees’ 401(k) Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the summary plan description for more complete information.
General
The Plan is a defined contribution plan which includes, as participants, all employees who have completed one year of employment and reached the age of twenty-one. The Plan is administered by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Contributions to employees’ accounts are effected through voluntary payroll deductions. Participants may contribute 1% — 50% of their compensation. Annual contributions for each participant are subject to the participation and discrimination standards of Internal Revenue Code Section 401(k). The statement of changes in net assets available for benefits for the year ended December 31, 2009 includes a reduction for a corrective distribution of excess contributions and related earnings of approximately $13,656 which was refunded to a participant during 2010 in order to meet the necessary compliance requirements under ERISA and IRS rules.
Upon enrollment, a participant may direct their contributions to any of the Plan’s fund options.
The Company may make discretionary matching contributions to the Plan, which are contributed into the Saga Common Stock Fund. The participant may immediately transfer those dollars to other investment options.
The Company did not make a discretionary contribution for the 2009 plan year.
For the 2008 plan year, the Company made a discretionary contribution of $189,841, which was allocated to participants up to a maximum of 25% of the first 5% of a participating employee’s compensation, not to exceed $500.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Notes to Financial Statements (continued)
Vesting
Participants are immediately vested in their contributions and the employer discretionary match plus actual earnings thereon.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account, and bear interest at a rate as determined by the Plan Administrator which approximates the prime interest rate in effect on the first business day of the calendar quarter plus 1%. Principal and interest are paid ratably through payroll deductions.
Distributions
Participants or their beneficiaries may receive distributions of their account balances upon the earlier of reaching age 59-1/2, disability, death or termination of service, as defined in the Plan. Further, the Plan Administrator may permit a participant who experiences a qualified financial hardship, as defined, to receive a distribution of a portion of the participant’s account balance. Such distributions are generally made in a lump sum.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provision of ERISA.
Administrative Expenses
Administrative expenses of the Plan are paid by the Company.
2. Significant Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Notes to Financial Statements (continued)
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value, based upon the last traded or current bid prices in active markets. Where there are no readily available last traded or current bid prices, fair value estimation procedures are used in determining asset values. These estimation procedures might result in fair values that are different from the values that would exist in a ready market due to the potential subjectivity in the estimates. See Note 5 for a discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Certain reclassification adjustments have been made to historical results to achieve consistency in presentation.
New Accounting Pronouncements
On January 1, 2009, the Plan adopted Accounting Standard Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures, which expands the disclosure of fair value measurements and its impact on the Plan’s financial statements.
In September 2009, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance requiring additional disclosures regarding the inputs and valuation techniques used to measure fair value. The guidance also requires that the Plan disclose debt and equity securities by major category, on a more disaggregated basis than had previously been required. The adoption did not materially impact the Plan’s financial statements.
In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 5 for these disclosures. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Notes to Financial Statements (continued)
In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.
3. Investments
Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31,
	2009	2008

Guaranteed Income Fund	$3,924,232	$3,227,811
Fidelity Contrafund Account	1,856,960	1,605,243
Saga Common Stock Fund*	1,362,700	341,548
Vanguard Wellington / Admiral Fund	1,264,475	1,040,900
International Blend / Artio Fund	993,737	741,427
Dryden S&P 500 Index Fund	978,283	833,637

*	Non-participant directed investment

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Notes to Financial Statements (continued)
4. Non-participant Directed Investments
Information about the assets and the significant components of the changes in assets relating to the Plan’s investment in the Saga Common Stock Fund is as follows:

	Year Ended December 31,
	2009	2008

Beginning balance	$341,548	$1,044,425
Changes in fund balance:
Employer contributions	186,396	280,784
Participant contributions	56,981	80,230
Appreciation (depreciation) in fair value of common stock	884,241	(866,284)
Benefit payments and withdrawals	(50,126)	(155,297)
Transfers to other investment funds, net	(56,340)	(42,310)

Net change in fund balance:	1,021,152	(702,877)

Ending balance	$1,362,700	$341,548

5. Fair Value Measurements
     Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:
Level 1 —	Observable inputs based on quoted prices in active markets for identical assets or liabilities.

Level 2 —	Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 —	Unobservable inputs in which there is little or no market data available, which requires management to develop its own assumptions in pricing the asset or liability.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Notes to Financial Statements (continued)
Following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2009:
     Pooled Separate Accounts — Pooled separate accounts are valued on a net unit value basis as determined by Prudential Retirement Insurance Company (“Prudential”) on the last business day of the Plan year. The fair values of these investments are determined by reference to the respective fund’s underlying assets, with Prudential specifying the source(s) to use for underlying investment asset prices. The investments underlying the Plan’s pooled separate accounts primarily include domestic and international equities and domestic fixed income securities. In the event that a fund accountant’s initial valuation is not deemed reasonable, Prudential may make adjustments to achieve a price believed to be more reflective of fair value.
     Saga Common Stock Fund — The Saga common stock fund is valued at the closing price reported on the NYSE Amex stock exchange.
     Participant Loans — The participant loans are valued at their outstanding balances, which approximate fair value.
     Guaranteed Income Fund — The guaranteed income fund is recorded at contract value, which approximates fair value. See Guaranteed Income Fund below for further information related to the valuation of this investment.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while the Company believes the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair market value of certain financial instruments could result in a different fair value measurement result at the reporting date.
The investments of the Plan that are measured at fair value on a recurring basis as of December 31, 2009, and their level within the fair value hierarchy, are as follows:

				Balance at
				December 31,
	Level 1	Level 2	Level 3	2009
Plan’s Investment Assets:
Pooled Separate Accounts	—	$7,222,260	$6,875,162	$14,097,422
Guaranteed Income Fund	—	—	3,924,232	3,924,232
Saga Common Stock Fund	$1,362,700	—	—	1,362,700
Participant Loans	—	—	264,730	264,730

Total Plan’s Investment Assets	$1,362,700	$7,222,260	$11,064,124	$19,649,084

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Notes to Financial Statements (continued)
Level 3 — Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

	Pooled Separate	Guaranteed Income
	Accounts	Fund	Participant Loans

Balance, January 1, 2009	$5,457,075	$3,227,811	$274,599
Interest credited	—	124,902	18,751
Realized losses	(250,181)	—	—
Unrealized gains	1,837,894	—	—
Purchases, sales, issuances and settlements, net	(127,092)	571,519	(28,620)
Transfers in and out of Level 3	(42,534)	—	—

Balance, December 31, 2009	$6,875,162	$3,924,232	$264,730

Guaranteed Income Fund — Investment Contract with Insurance Company
The Plan has entered into an investment contract, the Guaranteed Income Fund (“Fund”), with Prudential. Prudential maintains the contributions to this Fund in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and fees.
Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract values for credit risk of contract issues or otherwise.
The average yield based on actual earnings was approximately 3.25% and 4.00% for 2009 and 2008, respectively. The interest rate credited to participant accounts for these investment contracts is reset semiannually by the issuer but cannot be less than 1.5% and was 3.25% and 4.00%, respectively, at December 31, 2009 and 2008.
Generally there are not any events that could limit the ability of the Plan to transact at contract value paid within 90 days or in rare circumstances, contract value paid over time. There are not any events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than contract value paid either within 90 days or over time.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Notes to Financial Statements (continued)
6. Income Tax Status
The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service dated March 31, 2008, stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2008-6 and Announcement 2005-16, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Employer ID # 38-2683519     Plan #001
Schedule H, line 4i—Schedule of Assets (Held at End of Year)
December 31, 2009

Identity	Description of Investment Including
of Issue, Borrower,	Maturity Date, Rate of Interest,	Current
Lessor or Similar Party	Collateral, Par or Maturity Value	Value

*Prudential Retirement Insurance Company	Guaranteed Income Fund	$3,924,232
*Prudential Retirement Insurance Company	Fidelity Contrafund Account	1,856,960
*Prudential Retirement Insurance Company	Vanguard Wellington / Admiral Fund	1,264,475
*Prudential Retirement Insurance Company	International Blend / Artio Fund	993,737
*Prudential Retirement Insurance Company	Dryden S&P 500 Index Fund	978,283
*Prudential Retirement Insurance Company	T Rowe Price Growth Stock Fund	870,152
*Prudential Retirement Insurance Company	Balanced I / Wellington Management Fund	699,172
*Prudential Retirement Insurance Company	Mid Cap Growth / TimesSquare Fund	653,245
*Prudential Retirement Insurance Company	American Century Ultra Account	649,033
*Prudential Retirement Insurance Company	Oppenheimer Global Class A	642,505
*Prudential Retirement Insurance Company	Fidelity Growth and Income Account	573,156
*Prudential Retirement Insurance Company	Mid Cap Growth / Artisan Partners Fund	523,959
*Prudential Retirement Insurance Company	Investment Grade Coporate Bond / PIM Fund	512,937
*Prudential Retirement Insurance Company	Large Cap Value / LSV Asset Management Fund	504,657
*Prudential Retirement Insurance Company	High Yield Bond / Caywood-Scholl Fund	478,753
*Prudential Retirement Insurance Company	Janus Fund	470,785
*Prudential Retirement Insurance Company	Small Cap Value / Kennedy Capital Fund	435,053
*Prudential Retirement Insurance Company	Oakmark Equity and Income Class I	391,146
*Prudential Retirement Insurance Company	Mid Cap Value / Integrity Fund	365,144
*Prudential Retirement Insurance Company	Small Cap Blend / WHV Fund	334,334
*Prudential Retirement Insurance Company	Large Cap Value / Barrow Hanley Fund	281,758
*Prudential Retirement Insurance Company	AllianceBern International Value Fund Class K	156,950
*Prudential Retirement Insurance Company	Lifetime Aggressive Growth Fund	99,573
*Prudential Retirement Insurance Company	Lifetime Balanced Fund	87,867
*Prudential Retirement Insurance Company	Aim Small Cap Growth Strategy	67,268
*Prudential Retirement Insurance Company	International Growth / Artisan Partners	59,772
*Prudential Retirement Insurance Company	Lifetime Growth Fund	47,447
*Prudential Retirement Insurance Company	Large Cap Blend / Victory Fund	45,311
*Prudential Retirement Insurance Company	Core Bond Enhanced Index / PIM Fund	23,712
*Prudential Retirement Insurance Company	Lifetime Conservative Growth Fund	17,855
*Prudential Retirement Insurance Company	Lifetime Income and Equity Fund	12,423

*Saga Communications, Inc.	Saga Common Stock Fund	1,362,700
*Participant loans receivable	Interest rates 4.25% to 9.25%	264,730

Total investments		$19,649,084

*	Party-in-interest

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAGA COMMUNICATIONS, INC. EMPLOYEES’ 401(K) SAVINGS AND INVESTMENT PLAN
Date: June 29, 2010	/s/ Marcia K. Lobaito
Marcia K. Lobaito
Plan Administrator

Date: June 29, 2010	/s/ Catherine Bobinski
Catherine Bobinski
Vice President, Corporate Controller and Chief Accounting Officer

EXHIBIT INDEX
Exhibits
23.1	Consent of Ernst & Young LLP